April 30, 2010

VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:              The Wright Managed Equity Trust:
Wright Selected Blue Chip Equities Fund
Wright Major Blue Chip Equities Fund
Wright International Blue Chip Equities Fund
(File Nos. 811-03489 and 2-78047)

The Wright Managed Income Trust:
Wright Current Income Fund
Wright Total Return Bond Fund
(File Nos. 811-03668 and 2-81915)

Dear Ms. Browning:

The Wright Managed Equity Trust (the “Managed Equity Trust”) filed Post-Effective Amendment No. 40 (“Managed Equity Trust PEA 40”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund and Wright International Blue Chip Equities Fund (together the “Equities Funds”) on February 26, 2010, (accession number 0000315774-10-000045).

The Wright Managed Income Trust (the “Managed Income Trust”; together with the Managed Equity Trust, the “Registrants”) filed Post-Effective Amendment No. 41 (“Managed Income Trust PEA 41”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for Wright Current Income Fund and Wright Total Return Bond Fund (together the “Income Funds”; together with the Equities Funds, the “Funds” and each fund individually, a “Fund”) on February 26, 2010, (accession number 0000315774-10-000047).

The Managed Equity Trust and the Managed Income Trust use a combined prospectus and statement of additional information. Following below is a summary of the comments you provided via telephone on Tuesday, April 20, 2010 regarding Managed Equity Trust PEA 40 and Managed Income Trust PEA 41, together with the Registrants’ responses to the comments.  Defined terms used below have the same meanings as in the Funds’ prospectus included in Managed Equity Trust PEA 40 and Managed Income Trust PEA 41.  The changes to the Funds’ prospectus as described below have been included in PEA No. 41 for the Managed Equity Trust filed on April 30, 2010 and in PEA 42 for the Managed Income Trust, each pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

PROSPECTUS

1. COMMENT:  Please include disclosure concerning whether modifications to each Fund’s investment objective and principal investment strategies require shareholder approval or may be changed upon notice.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment through additional post-Item 8 disclosure under “Additional Information Regarding Principal Investment Strategies.

2. COMMENT:  Please delete each Fund’s CUSIP and ticker symbol from the Summary Sections.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

3. COMMENT:  Please delete the ellipses from the section headings in the each Fund’s Summary Section.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

4. COMMENT:  Please provide clarification concerning the use of “long-term” in the “Investment Objective” for Wright Selected Blue Chip Equities Fund and revise disclosures under “Principal Investment Strategy” as may be appropriate.

RESPONSE:  The Registrants have provided additional disclosure clarifying “long-term” in accordance with the Staff’s comment.

5. COMMENT:  Please remove the first paragraph under “Fees and Expenses” from each Fund’s Summary Section.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment by moving this language from each Summary Section into post-Item 8 disclosure.

6. COMMENT:  Please revise language included under “Fees and Expenses” to be wholly consistent with Item 3 of the new Form N-1A for each Fund’s Summary Section.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

7. COMMENT:  Please confirm that the written agreements referenced under Footnote 1 to the “Fee Table” in each Fund’s Summary Section constitute a “true waiver” (i.e., do not provide the Adviser an opportunity to recoup amounts waived); if not, please include necessary disclosure.

RESPONSE:  The Registrants confirm that the Expense Limitation Agreements constitute a “true waiver” with respect to each Fund.

8. COMMENT:  Please revise Footnote (1) to the “Fee Table” in each Fund’s Summary Section to detail any exclusions to the waiver and to confirm that the waiver may only be modified or terminated with the consent of the Board of Trustees.

RESPONSE:  The Registrants have included disclosure concerning all applicable exclusions and confirming that the waiver may only be modified or terminated with the consent of the Board of Trustees within the reference Footnote (1) for each Fund in accordance with the Staff’s comment.

9. COMMENT:    Please remove Footnote (2) to the “Fee Table” for each Fund concerning voluntary fee waivers.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment by relocating the language set forth in the referenced Footnote (2) from each Fund’s Summary Section into post-Item 8 disclosure.

10. COMMENT:  With respect to “Principal Investment Strategies” for each of the Equities Funds, please confirm whether “80% of assets” refers to total assets or net assets and, if such refers to net assets, provide additional disclosure concerning borrowing for investment purposes as may be appropriate.

RESPONSE:  The Registrants confirm that language should refer to “80% of total assets” in each instance and has revised the prospectus accordingly.

11. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright Selected Blue Chip Equities Fund, please clarify concerning “equity securities of well-established companies.”

RESPONSE:  The Registrants have revised the prospectus to provide further detail in accordance with the Staff’s comment.

12. COMMENT:  With respect to “Principal Investment Strategies” in the Summary Section for Wright Selected Blue Chip Equities Fund, please confirm that the market capitalization range of $1-$10 billion is accurate, and if so please include risk disclosure concerning small-cap stocks. In addition, please provide additional disclosure if the fund may hold investments in companies falling outside of this range.

RESPONSE:  The Registrants confirm that the market capitalization range is correct and has included additional risk disclosure concerning small-cap stocks. The Registrants have also included additional disclosure noting that the fund may hold investments in companies whose market capitalization fall outside of the stated range.

13. COMMENT:    With respect to “Principal Investment Strategies” in the Summary Section for each of the Equities Funds, please specify the criteria used by the Adviser when selecting stocks.

RESPONSE:  The Registrants have revised the prospectus for the purpose of clarity in accordance with the Staff’s comment.

14. COMMENT:  Please revise “Principal Risks” under each Fund’s Summary Section to detail each principal risk within a separate paragraph.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment and confirm that all principal risks have been so disclosed.

15. COMMENT:  Please revise language addressing “Performance” to be wholly consistent with Item 4 of the new Form N-1A for each Fund’s Summary Section.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

16. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright Major Blue Chip Equities Fund, please define “Major” and clarify the reference to “equity securities of well-established companies.”

RESPONSE:  The Registrants have revised the prospectus to provide further clarity in accordance with the Staff’s comment.

17. COMMENT:  With respect to “Principal Investment Strategies” in the Summary Section for Wright International Blue Chip Equities Fund, please provide disclosure confirming that the fund will not invest less than 30% of total assets in non-U.S. companies.

RESPONSE:  The Registrants believe the current disclosure stipulating that the fund will invest at least 80% of its assets in non-U.S. companies is sufficient to meet this requirement.

18. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright International Blue Chip Equities Fund, please clarify the reference to “equity securities of well-established non-U.S. companies.”

RESPONSE:  The Registrants have revised the prospectus to provide further clarity in accordance with the Staff’s comment.

19. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright International Blue Chip Equities Fund, please confirm whether investments focus on a particular range of market capitalization and provide additional disclosure as may be appropriate.

RESPONSE:  The Registrants confirm that Wright International Blue Chip Equities Fund is not limited to investment in companies of a particular level of market capitalization and have included additional disclosure to this effect.

20. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright International Blue Chip Equities Fund, please clarify whether investment may occur in sponsored or unsponsored American Depository Receipts (“ADRs”).

RESPONSE:  The Registrants confirm that, while Wright International Blue Chip Equities Fund typically invests in sponsored ADRs, investment may occur in both sponsored and unsponsored ADRs and have revised the prospectus in accordance with the Staff’s comment.

21. COMMENT: With respect to “Principal Investment Strategies” in the Summary Section for Wright International Blue Chip Equities Fund, please confirm whether investment in either emerging markets or ADRs will exceed 20% of total assets and, if so, include additional disclosure under “Principal Risks.”

RESPONSE:  The Registrants confirm that Wright International Blue Chip Equities Fund does not invest 20% or more of its total assets in either emerging markets or ADRs.

22. COMMENT: Please provide clarification concerning the use of “a high-level of current income” in the “Investment Objective” for Wright Current Income Fund and revise disclosures under “Principal Investment Strategy” as may be appropriate.

RESPONSE:  The Registrants have provided additional disclosure clarifying a “a high-level of current income” in accordance with the Staff’s comment.

23. COMMENT: With respect to “Principal Investment Strategies” in the Summary Sections for the Income Funds, please provide further detail concerning the instruments available for investment and confirm that all applicable instrument types have been disclosed.

RESPONSE:  The Registrants have revised the prospectus to provide further detail in accordance with the Staff’s comment, and confirm that all instruments and their attendant risks are disclosed.

24. COMMENT: Please provide clarification concerning the use of “a superior rate of total return” and “high level” in the “Investment Objective” for Wright Total Return Bond Fund and revise disclosures under “Principal Investment Strategy” as may be appropriate.

RESPONSE:  The Registrants have provided additional disclosure clarifying “a superior rate of total return” and “high level” in accordance with the Staff’s comment.

25. COMMENT:  Please confirm that the disclosure under “Additional Information Regarding Principal Investment Strategies” and “Additional Information Regarding Principal Risks” is consistent with the disclosure set forth in each Fund’s Summary Section.

RESPONSE:  The Registrants have revised the disclosure under “Additional Information Regarding Principal Investment Strategies” and “Additional Information Regarding Principal Risks” as appropriate and confirm that the revised disclosure is accurate and wholly consistent with that set forth in each Fund’s Summary Section.

26. COMMENT: Please provide clarification concerning “an actively managed common stock investment” under “Who May Want to Invest” concerning Wright Selected Blue Chip Equities Fund under “Additional Information Regarding Principal Investment Strategies.”

RESPONSE: The Registrants has modified this language to read “an investment in common stock, preferred stock and securities convertible into stock” for the purpose of clarity.

27. COMMENT:  Please note that under “Additional Information Regarding Principal Risks” the term “Fund” is not defined; please revise as may be appropriate.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

28. COMMENT:  Please add disclosure in the second paragraph under “Information about Your Account – How the Funds Value Their Shares” to clarify that orders must be received in “proper form.”

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

29. COMMENT:  Please add disclosure in the third paragraph under “Information about Your Account – How the Funds Value Their Shares” to clarify that the fair valuation of securities is subject to Board supervision.

RESPONSE:  The Registrants have revised the prospectus in accordance with the Staff’s comment.

30. COMMENT:  Please revise the disclosure in the final paragraph under “Information about Your Account – How the Funds Value Their Shares” to be consistent with that set out under “Selling Shares” concerning receipt of orders.

RESPONSE:  The Registrants have revised this language for the purpose of clarity in accordance with the Staff’s comment.

31. COMMENT: Please revise the disclosure under “Purchasing Shares – Purchasing Shares through Exchange of Securities” to include further specificity concerning the basis on which shares may be accepted.

RESPONSE:  The Registrants have included the following additional disclosure: “In order for any security to be eligible for exchange, the relevant fund must have an existing investment in such security at the time of exchange.” The Registrants confirm that instances of purchasing shares through an exchange of securities are extremely rare for all Funds, and acknowledge that an increase in frequency may require further disclosure.

32. COMMENT: Please revise the disclosure under “Selling Shares” to clarify that shares may be redeemed on days on which the New York Stock Exchange is open.

RESPONSE:  The Registrants have revised this language in accordance with the Staff’s comment.

33. COMMENT: Please revise the disclosure under “Selling Shares” to clarify instances in which the Funds reserve the right to suspend the redemption of fund shares.

RESPONSE:  The Registrants have revised this language in accordance with the Staff’s comment.

34. COMMENT:  Please revise the disclosure under “Selling Shares” to clarify the role of the transfer agent in receiving redemption orders.

RESPONSE:   The Registrants have revised this language for the purpose of clarity in accordance with the Staff’s comment. Please note that the relevant disclosure was duplicated under “Selling Shares.” This disclosure will continue in the second paragraph under “Selling Shares” and the later duplicative paragraph deleted in its entirety.

35. COMMENT:   In “Selling Shares – Redemptions In-Kind” please indicate that the shareholder will assume market risk.

RESPONSE:  The Registrants have revised this language in accordance with the Staff’s comment.

36. COMMENT:  Please include additional disclosure under “Market Timing and Excessive Trading Policy” to specifically addressed the requirements set forth in Items 11(e)4(i) and (ii) of the new Form N-1A.

RESPONSE:  The Registrants have included additional disclosure in accordance with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

37. COMMENT: Please distinguish between the principal and non-principal strategies risks and confirm that they are all summarized in the Prospectus.

RESPONSE:  The Registrants confirm that all principal strategies and risks are summarized in the Prospectus. The Registrants respectfully decline to distinguish between principal and non-principal risks.

38. COMMENT:  The disclosure under “Lending Portfolio Securities” provides that “it is intended that the value of securities loaned would not exceed 30% of the fund’s total assets.” Please strengthen this language to confirm that lending portfolio securities will not exceed 33 and 1/3% of total assets.

RESPONSE:  The Registrants have revised the relevant disclosure to “the value of the securities loaned will not exceed 30% of the fund's total assets” in accordance with the Staff’s comment.

39. COMMENT:  Please confirm that the Funds will not engage in short sales, or include additional disclosure as may be appropriate.

RESPONSE:  The Registrants confirm that the Funds do not engage in short  sales.

40. COMMENT:  Please confirm that the Funds do not pledge assets, or include additional disclosure as may be appropriate.

RESPONSE:  The Registrants confirm that the Funds do not pledge assets.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrants acknowledge that:

•	Each fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to that Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to these filings; and

•	A Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 347-2076.

Best regards,

/s/ Christopher A. Madden

Christopher A. Madden
Secretary to the Registrants